Please direct all enquiries to: Media Release media.enquiries@riotinto.com Embargoed until 04:00 AM AWST 20 May 2026 Rio Tinto ships 8 billionth tonne of iron ore from the Pilbara 20 May 2026 Rio Tinto has celebrated the shipment of 8 billion tonnes 1 of iron ore to global markets from the Pilbara region, 60 years after the company’s first shipment set sail from Western Australia for Japan. The milestone shipment departed from Cape Lambert port aboard the Juno Horizon on 19 May 2026, bound for Nippon Steel Corporation, one of Rio Tinto’s longstanding partners. The achievement reflects six decades of continuous operations in the Pilbara, underpinned by strong partnerships with customers across the world, particularly in Asia. Rio Tinto’s first Pilbara iron ore shipment departed in August 1966 for Japan, marking the beginning of a remarkable partnership that continues today. Eight billion tonnes of iron ore is enough to produce the steel needed for more than 161,000 Perth Optus Stadiums,134,000 Tokyo Skytrees or more than 46,000 Beijing National Stadiums (Bird’s Nest). Rio Tinto Iron Ore Chief Executive Matthew Holcz said: “Shipping 8 billion tonnes of iron ore from the Pilbara is a significant milestone and a testament to the generations of people who have built and sustained our operations, infrastructure and communities over the past 60 years. “We thank successive governments for their sustained support. We are also grateful to the Traditional Owners groups across the Pilbara for their ongoing partnership, and for the knowledge, guidance and stewardship they continue to share with us. “Japan was Rio Tinto’s first customer for iron ore exports, and that partnership remains a cornerstone of our business today. As global steel demand increases, we’ll continue to invest in our Pilbara operations and local communities for decades to come.” Rio Tinto’s Pilbara operations have supported the development of six towns across the region, including Karratha, Wickham, Tom Price, Paraburdoo, Pannawonica and Dampier, as well as a further five communities from the Kimberley to the Great Southern through its regional fly-in fly-out program. The company is also advancing studies at Rhodes Ridge (Rio Tinto 50%), one of the world’s best undeveloped iron ore deposits, which in the long term could support a world-class mining hub with potential capacity of about 100 million tonnes of high-quality iron ore a year. Rhodes Ridge will maintain Rio Tinto’s pathway to achieve and sustain mid-term capacity of 345 to 360Mtpa from its Pilbara iron ore business. A selection of images showing shipments of Rio Tinto iron ore is available for download here. 1 The total 8 billion tonnes includes all iron ore from the Robe River Joint Venture. EXHIBIT 99.8

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